Exhibit 99.1

VNET Appoints New Officer to Finance Leadership Team

BEIJING, Feb. 13, 2026 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) ("VNET" or the "Company"), a leading carrier- and cloud-neutral internet data center services provider in China, today announced the appointment of Mr. Peter Zhihua Zhang as Senior Vice President, Operational Finance, effective immediately. Mr. Zhang will be responsible for the Company’s financial operations and is authorized to review and approve the Company’s financial statements and related filings for SEC and Nasdaq compliance purposes, as applicable. Mr. Zhang will also serve as the Company's "principal accounting officer" in accordance with applicable U.S. federal securities laws, SEC rules, and Nasdaq requirements.

Mr. Josh Sheng Chen, Founder, Executive Chairperson and interim Chief Executive Officer of VNET, commented, “We are delighted to welcome Peter to the operational finance leadership team. As a homegrown talent who has grown and developed through multiple key positions across our finance operations, Peter embodies our strong culture of nurturing internal leaders. His deep financial management expertise and extensive institutional knowledge will further strengthen our strategic execution, supporting sustainable growth and long-term value creation.”

Mr. Peter Zhihua Zhang is an experienced finance executive with broad leadership experience across global and China-based enterprises and deep expertise in corporate financial governance and operations across multiple industries. He joined VNET in October 2019 to oversee the Company’s accounting, taxation, and compliance functions. In addition, he has played a key role in establishing financial systems for several of the Company’s business units, effectively supporting the Company’s operational compliance and steady growth, and leads the Company’s domestic debt financing initiatives and strategic partnership with Microsoft. Prior to joining VNET, he served as Chief Financial Officer at a TMT enterprise and as finance director at Anta Group, as well as in key finance roles at Lenovo and TDK. Mr. Zhang is a Certified Management Accountant (CMA, USA) and holds a bachelor’s degree in accounting from Jilin University and a Master of Business Administration from Renmin University of China.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s liquidity conditions; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com